Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following description of the common shares of Hawkins, Inc. (the “Company”) does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated By‑Laws (the “Bylaws”) and applicable law.
Authorized Capital
The Company is authorized to issue up to 30,000,000 shares, with a par value of $.05 per share (the “common shares”). The common shares may be allotted as and when the Company’s Board of Directors (the “Board”) shall determine, and, under and pursuant to the laws of the State of Minnesota, the Board has the power to fix or alter, from time to time, in respect to shares then unallotted, any or all of the following: the dividend rate; the redemption price; the liquidation price; the conversion rights and the sinking or purchase fund rights of shares of any class, or of any series of any class.
Voting Rights
Each common share entitles the holder to one vote for all purposes and cumulative voting is not permitted in the election of directors. Significant corporate transactions, such as amendments to the Articles, mergers, sales of assets and dissolution or liquidation, require approval by the affirmative vote of the majority of the outstanding common shares. Other matters to be voted upon by the holders of common shares normally require the affirmative vote of a majority of the shares present at the particular shareholders meeting.
Dividends and Other Distributions
Holders of the common shares are entitled to receive dividends in the form of cash, property or shares of capital stock of the Company, when and as declared by the Board, provided there are sufficient earnings or surplus legally available for that purpose. All of the issued and outstanding common shares are nonassessable.
No Preemptive Rights
There are no preemptive, subscription, conversion, redemption or sinking fund rights pertaining to the common shares. The absence of preemptive rights could result in a dilution of the interest of investors should additional common shares be issued.
Liquidation Rights
Common shares are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up of the affairs of the Company.
Anti-Takeover Provisions
Certain provisions of Minnesota law described below could have anti-takeover effects. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company that could deprive shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.
Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of the Company’s voting stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of its voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the Company’s shareholders prior to consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within thirty days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits the Company or any of its subsidiaries from entering into any transaction with a shareholder under which the shareholder purchases 10% or more of the Company’s voting shares (an “interested shareholder”) within four years following the date the person became an interested shareholder, unless the transaction is approved by a committee of all of the disinterested members of the Board serving before the interested shareholder acquires the shares.
In addition to the various Minnesota statutory provisions described above, certain provisions in the Articles and Bylaws could have an anti-takeover effect. The Articles provide that the holders of the common shares do not have cumulative voting rights. For the shareholders to call a special meeting, the Bylaws require that at least 10% of the voting power of the shareholders must join in the request and at least 25% of the voting power of the shareholders must join in the request for a special meeting in the case of a special meeting called for the purpose of considering any action to directly or indirectly effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose. Furthermore, the Board has the power to issue any or all of the shares of undesignated common shares, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval, and the right to fill vacancies of the Board (including a vacancy created by an increase in the Board).
The Company’s Bylaws include an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of candidates for election to the Board. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a shareholder that has delivered timely written notice in proper form to the Company’s secretary of the business to be brought before the meeting. These provisions could have the effect of delaying shareholder actions that may be favored by the holders of a majority of the Company’s outstanding voting securities until the next shareholder meeting, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.